BASS, BERRY & SIMS PLC
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
April 1, 2008
Via EDGAR and Federal Express
Mr. Nicholas Panos
United States Securities and Exchange Commission
Division of Corporation Finance — Office of Mergers & Acquisitions
100 F Street, N.E.
Mail Stop 3628
Washington, DC 20549-0303

Re:	Bright Horizons Family Solutions, Inc.
Amendment No. 1 to Schedule 13E-3
Filed March 20, 2008
File No. 005-54461

Revised Preliminary Proxy Statement on Schedule 14A
Filed March 20, 2008
File No. 000-24699
Dear Mr. Panos:
     On behalf of our client, Bright Horizons Family Solutions, Inc. (the “Company”), please find attached responses to the oral comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on March 26, 2008 (the “Staff Comments”), concerning the revised preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Amendment No. 1 to the Transaction Statement on Schedule 13E-3 of the Company, Swingset Acquisition Corp., Swingset Holdings Corp., Bain Capital Fund X and Joshua Bekenstein under the Exchange Act, in each case filed by the Company on March 20, 2008. For your convenience, we have briefly summarized the substance of the Staff Comments, followed in each case by a brief description of our response.

NASHVILLE Downtown     |     KNOXVILLE     |     MEMPHIS     |     NASHVILLE Music Row      |     www.bassberry.com

Mr. Nicholas Panos
Securities and Exchange Commission
April 1, 2008

     Please do not hesitate to contact me at (615) 742-6223, Howard Lamar of our firm at (615) 742-6209, or Laura Brothers of our firm at (615) 742-7705 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ James H. Cheek, III
James H. Cheek, III

Enclosures

cc:	David H. Lissy, Bright Horizons Family Solutions, Inc.
Mary Ann Tocio, Bright Horizons Family Solutions, Inc.
Elizabeth J. Boland, Bright Horizons Family Solutions, Inc.
Stephen I. Dreier, Bright Horizons Family Solutions, Inc.

Howard H. Lamar III, Bass, Berry & Sims PLC
Laura R. Brothers, Bass, Berry & Sims PLC

Bell, Scott W.

From:	Bell, Scott W.
Sent:	Monday, March 31, 2008 9:19 AM
To:	panosn@sec.gov
Cc:	Heyliger, Ade; Brothers, Laura
Subject:	Bright Horizons Family Solutions: Changes Responsive to Oral Comments
Attachments:	20080331081526.pdf
Nicholas,
Thanks for getting back to me so quickly this morning. As discussed, the final two follow-up comments we had from Adé were as follows:
1. We were asked to disclose the numerical amount of the fees expected to be paid to affiliates of Goldman Sachs that will be arranging the debt financing for the merger. Please see the revised disclosure in the attached page 53, which states that the Company expects to pay Goldman Sachs Credit Partners and affiliates a total of $9.3 million at closing.
2. In our March 20 response to the original comment letter, we disclosed the fact that, even if all of the Interested Directors (as defined in the proxy statement, but excluding Joshua Bekenstein, who is an affiliate of the buyer and a filing person on our 13E-3) and executive officers of Bright Horizons were to reach agreement with the buyer to roll over the entirety of their current equity interest in Bright Horizons into the equity of the continuing entity following closing, they would hold no more than just under 6% of the continuing entity (after giving effect to the equity financing commitments that are described in the proxy statement, which has the effect of decreasing total equity and increasing their percentage). We were asked in the oral comments to include a statement to this effect in the proxy statement itself. Please see the revised disclosure in the attached page 58, which states that even assuming 100% rollover (an eventuality that none of the parties expects to occur), these individuals would own no more than approximately 6% of the equity of Parent (the continuing entity) following closing.
If you should have questions or further comments after reviewing the attached, or if there is anything else (other documentation, etc.) that we could send you to assist you in your review, please do not hesitate to contact either me at (615) 742-7942 or my colleague Laura Brothers (copied on this email) at (615) 742-7705.
Many thanks,
Best regards,
Scott
Scott W. Bell
Bass, Berry & Sims PLC
315 Deaderick St., Suite 2700
Nashville, TN 37238-3001
(615) 742-7942 - direct
(615) 742-0458 - fax
sbell@bassberry.com

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letters of credit and swingline loans. The senior credit facilities will include a so-called “accordion” feature, which will provide for an incremental term loan facility or an increase in the revolving credit facility in an aggregate amount not to exceed $50.0 million, subject to the satisfaction of certain conditions.

No alternative financing arrangements or alternative financing plans have been made in the event that the senior secured credit facilities are not available as anticipated.

GSCP will act as sole lead arranger, sole bookrunner and sole syndication agent for the senior secured credit facilities. A financial institution selected by GSCP and reasonably acceptable to Merger Sub will be the sole administrative agent for the senior secured credit facilities. Additional agents or co-agents for the senior secured credit facilities may be appointed by GSCP, subject to the reasonable approval of Merger Sub.

Fees.  Assuming the transactions described in this proxy statement are consummated pursuant to the terms of the senior secured credit facilities, GSCP and its affiliates are entitled to receive a facility fee, an annual administrative agency fee and, with respect to any portion of the senior secured credit facilities for which GSCP or any of its affiliates is a lender, an upfront fee, unused commitment fees and letter of credit fees, as applicable. Bright Horizons currently expects, based on the anticipated syndication of the senior secured credit facilities, to pay GSCP and its affiliates (for their own account in respect of these facilities) aggregate fees on the closing date of up to $9.3 million.

Interest.  Loans under the senior secured credit facilities are expected to bear interest, at the borrower’s option, at either (1) a rate equal to one-, two-, three- or six-month reserve-adjusted LIBOR (London Interbank Offered Rate) plus an applicable margin or (2) a base rate plus an applicable margin. Interest on LIBOR loans will be payable in arrears at the end of the applicable interest period (and at the end of every intervening period of three months, for interest periods longer than three months), and interest on base rate loans will be payable quarterly in arrears.

Amortization and Prepayments.  The Tranche B term loans will be repaid in interim quarterly principal amortization payments in annualized amounts of 1% of the initial principal balance, with the entire unpaid balance being payable at the final maturity date. There are no scheduled commitment reductions and there is no scheduled principal amortization with respect to the revolving credit facility.

The borrower will be permitted to make voluntary prepayments of loans at any time, without premium or penalty (other than LIBOR breakage costs, if applicable, and any applicable call premium as described below), and will be required to make mandatory prepayments of loans with (1) the net cash proceeds of non-ordinary course asset sales by Parent, the borrower or their subsidiaries, subject to reinvestment rights and other exceptions, (2) the net cash proceeds of insurance paid in respect of property losses of Parent, the borrower or their subsidiaries, subject to reinvestment rights, (3) a varying percentage of the net cash proceeds from a public offering of equity securities in Parent or the borrower, subject to certain exclusions, (4) the net cash proceeds from the incurrence of debt (other than permitted debt) by Parent, the borrower or their subsidiaries, and (5) a varying percentage of excess cash flow (to be defined). Mandatory prepayments will be applied first to Tranche B term loans in direct order of maturity and thereafter to loans outstanding under the revolving credit facility (without reduction of revolving credit facility commitments). In the event that the Tranche B Term Loans are effectively repriced by reducing the interest thereon or refinancing them within a certain period following the closing date, the lenders will be entitled to receive a call premium on the amount of Tranche B Term Loans which is repriced.

After the fifth anniversary of the closing date, prepayments of any “catch-up” payments required by the Applicable High Yield Discount Obligation rules with respect to the revolving credit facility also will be required.

Guarantors.  All obligations under the senior secured credit facilities will be guaranteed by Parent and each of the borrower’s existing and subsequently acquired or organized domestic subsidiaries, excluding any domestic subsidiary that is a disregarded entity for U.S. tax purposes and that owns the capital stock of any foreign subsidiaries but does not own any other assets.

Security.  The obligations of the borrower and the guarantors under the senior secured credit facilities will be secured, subject to permitted liens and other agreed-upon exceptions, by first priority security interests in substantially all of the assets of the borrower and the guarantors. In addition, the senior secured credit

53

The total cash payment to be received by Ms. Mason and Mr. Brown together in respect of these securities will be $6,380,094.

New Arrangements with the Surviving Corporation After Closing

As described under the “Background of the Merger” section beginning on page 18 of this proxy statement, early in the special committee’s review of strategic alternatives, the special committee prohibited members of the Company’s management from engaging in any discussion or negotiations with any potential purchaser regarding their post-closing employment, compensation, employee benefits or equity ownership of the surviving entity in any transaction. Following the expiration of the go-shop period on March 15, 2008, the special committee authorized Mr. Lissy to commence discussions on behalf of the Interested Directors (other than Mr. Bekenstein) and the Company’s management team with Bain regarding such matters.

Bain has informed the Company that it intends to cause Parent to seek to retain members of the Company’s existing management team with the surviving corporation after the merger is completed, and expects to offer to the Company’s management team salaries and bonuses generally consistent with their pre-closing employment compensation packages. In addition, Bain has informed the Company that it intends to cause Parent to establish an equity-based incentive compensation program for certain employees of the surviving corporation and that it expects that the Company’s management team would be participants in such program.

Bain has also informed the Company that it may cause Parent to offer the Interested Directors (other than Mr. Bekenstein) and the executive officers of the Company the opportunity to exchange a portion of their Bright Horizons Common Stock or options for, or to invest a portion of the cash merger consideration they receive in the merger in, equity of Parent at the same valuation at which Bain will invest in Parent. If the Interested Directors (other than Mr. Bekenstein, an affiliate of Bain) and the executive officers of the Company were to agree with Bain and Parent that the entirety of the merger consideration that they are entitled to receive in the merger would be rolled over into the equity of Parent following the closing, then, as a result of such rollover, these individuals would beneficially own not more than approximately 6.0% of the post-closing equity of Parent (after giving effect to the equity financing commitments of Bain described under “Special Factors — Financing of the Merger — Equity Financing”). It should be noted, however, that the current expectation of all parties is that the Interested Directors (other than Mr. Bekenstein) and the executive officers, on the one hand, and Bain and Parent, on the other hand, will agree to roll over a lesser portion of the current holdings of securities of the Company of the Interested Directors (other than Mr. Bekenstein) and the executive officers into the post-closing equity of Parent. As of the date of the filing of this proxy statement, however, there have been only preliminary discussions and there are no agreements regarding any such matters between Parent or Bain, on the one hand, and any Interested Director (other than Mr. Bekenstein) or executive officer of the Company, on the other hand.
Bright Horizons Director Compensation Arrangements and Other Interests

As of March 28, 2008, our non-executive directors held options to purchase an aggregate of 214,147 shares of Bright Horizons Common Stock (or 235,747 shares, if Roger H. Brown’s joint beneficial ownership of options owned primarily by Linda A. Mason, his wife, is included) at a weighted average exercise price of $20.64 per share (or $22.07 per share, if Mr. Brown’s joint beneficial ownership of options owned primarily by Ms. Mason is included), and an aggregate of 2,607 restricted shares and restricted share units (or 3,407 restricted shares and restricted share units, if Mr. Brown’s joint beneficial ownership of restricted shares owned primarily by Ms. Mason is included). As with our other employees generally, the vesting of these awards will be accelerated in connection with the merger and these awards will be cancelled and converted into the right to receive the merger consideration or otherwise be cashed out as described elsewhere in this proxy statement. The aggregate cash payment that will be made to these directors in respect of restricted shares, restricted share units and options upon the consummation of the merger is anticipated to be approximately $6,038,138 (or $6,337,106, if Mr. Brown’s joint beneficial ownership of restricted shares and options owned primarily by Ms. Mason is included), based on a cash merger consideration of $48.25 per share. Additionally, these directors will receive an aggregate cash payment in respect of their other beneficially owned shares of Bright Horizons Common Stock in the amount of $5,400,044 (or $8,574,122, if Mr. Brown’s joint beneficial

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